Free Writing Prospectus
Filed pursuant to Rule 443
Registration Statement No. 333-181059

Relating to Pricing Supplement No. 1, dated December 2, 2013 (To prospectus supplement dated December 2, 2013 and prospectus dated April 30, 2012)	FINAL TERM SHEET Dated December 9, 2013

THE ALLSTATE CORPORATION

LEOPARDS™*

EACH REPRESENTING A 1/1,000TH INTEREST IN A SHARE OF

FIXED RATE NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES D

CUSIP Number of Depositary Shares	Series	Public Offering Price(1)	Size ($/# Depositary Shares)(2)	Dividend Rate (Non- Cumulative)(3)	Dividend Frequency(4)	Maturity	Initial Redemption Date(5)	Make-Whole Premium(5)	Proposed NYSE Listing Symbol(6)	Purchasing Agent’s Discount	Net Proceeds (before Expenses)	Expected Ratings(7)
020002804	D	$25.00	$115,125,000/ 4,605,000	6.625%	Quarterly	Perpetual	April 15, 2019	45 basis points	ALL PR D	$0.7875	$111,498,562.50	Baa3 (Moody’s)/ BBB- (S&P)

(1)                                 Investment advisers, either registered under the Investment Advisers Act of 1940 or exempt therefrom, purchasing shares for the account of their advisory clients may be offered shares at up to a $0.40 discount to the public offering price

(2)                                 Shares to be outstanding immediately after this offering: 4,605,000 Depositary Shares

(3)                                 Dividends are payable only when, as and if declared

(4)                                 Dividends are payable in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2014

(5)                                 The Issuer may, at its option, redeem the shares of Preferred Stock (i) in whole but not in part at any time prior to the Initial Redemption Date specified above, within 90 days after the occurrence of a “rating agency event” at a redemption price equal to $25,000 per share of Preferred Stock (or $25 per Depositary Share), or if greater, the present values of (A) $25,000 per share of Preferred Stock (or $25 per Depositary Share) and (B) all undeclared dividends for the dividend periods from the date of redemption to and including the Initial Redemption Date specified above, in each case, discounted to the date of redemption on a quarterly basis at a discount rate equal to the treasury rate plus the Make-Whole Premium specified above, plus, in each case, any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date, or (ii) in whole or in part, from time to time, on any dividend payment date on or after the Initial Redemption Date specified above at a redemption price equal to $25,000 per share of Preferred Stock (or $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date

(6)                                 If approved for listing, trading of the Depositary Shares is expected to commence within a 120-day period after the original issuance date of the Depositary Shares

(7)                                 An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Depositary Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency

Offering Date: December 2, 2013 through December 9, 2013

Trade Date: December 9, 2013

Settlement Date: December 16, 2013 (T+5)

Minimum Denomination/Increments: $25.00/$25.00

Purchasing Agent: Incapital LLC

Trades settle flat and clear SDFS: DTC Book Entry

DTC Number 0235 via RBC Dain Rauscher Inc.

The Allstate Corporation has filed a registration statement (including a prospectus, a related prospectus supplement and a pricing supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the pricing supplement, prospectus supplement and prospectus for this offering in that registration statement, and other documents that The Allstate Corporation has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Incapital LLC  1-877-878-9000 or emailing prospectus_requests@incapital.com.

*                                         The Incapital LEOPARDS™ program provides for the Long Execution of Preferred and Related Debt Securities